14041747

SECURITIES AND EXCHANGE COMMISSION

RECEIVED SEP 29 2014 191 SECTION

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9/30/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/13 (MM/DD/YY) AND ENDING 07/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Williams + Sherwood Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Corporate Plaza Drive, Suite 210
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wanda Beard 949/640-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, 3rd Floor	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 10/6/14

OATH OR AFFIRMATION

I, Gary Carmell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Williams and Sherwood Investments, as of July 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached California Jurat

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 26th day of September, 20 14, by

Date / Month / Year

(1) Gary Carmell,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

~~(2)~~ ______,

Name of Signer

proved to me on the basis ~~of satis~~factory evidence to be the person who appeared ~~before me.)~~

BELIA CORIA
Commission # 1994722
Notary Public - California
Orange County
My Comm. Expires Oct 20, 2016

Place Notary Seal Above

Signature [signature]

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Item #5910

CWS

INVESTMENTS
MEMBER FINRA, SIPC

Clayton, Williams &
Sherwood Investments
Financial Statements
July 31, 2014

INDEX TO FINANCIAL STATEMENTS

squarmilner
Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Clayton, Williams & Sherwood Investments

We have audited the accompanying statement of financial condition of Clayton, Williams & Sherwood Investments (the "Company") as of July 31, 2014, and the related statements of income, stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clayton, Williams & Sherwood Investments as of July 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital pursuant to Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the accompanying

supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

SQUAR MILNER PETERSON MIRANDA WILLIAMSON LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
September 26, 2014

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF FINANCIAL CONDITION
July 31, 2014

ASSETS

Cash	$	79,497
Due from related party		62,992
Total assets	$	142,489

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	23,108
Due to related party		62,992
Total liabilities		86,100
Stockholders' Equity		
Common stock, no par value; 1,000 shares authorized; 800 shares issued and outstanding		8,000
Additional paid-in-capital		402,909
Accumulated deficit		(354,520)
Total stockholders' equity		56,389
Total liabilities and stockholders' equity	$	142,489

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF INCOME
For the Year Ended July 31, 2014

INCOME	
Interest income	$ 4
Asset management fees	951,582
Total income	951,586
EXPENSES	
Professional fees	157,397
Licenses and fees	28,113
General and administrative	714,961
Other nonoperating expenses	33,677
Total expenses	934,148
NET INCOME	$ 17,438

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended July 31, 2014

	Common Stock				Additional Paid-In		Accumulated		Total Stockholders'
	Shares		Amount		Capital		Deficit		Equity
BALANCE – July 31, 2013	800	$	8,000	$	439,909	$	(371,958)	$	75,951
Distributions	–		–		(37,000)		–		(37,000)
Net Income	–		–		–		17,438		17,438
BALANCE – July 31, 2014	800	$	8,000	$	402,909	$	(354,520)	$	56,389

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF CASH FLOWS
For the Year Ended July 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 17,438
Changes in operating assets and liabilities:	
Due from related party	(38,664)
Accounts payable and accrued liabilities	5,675
Due to related party	38,664
Net cash provided by operating activities	23,113
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(37,000)
Net cash used in financing activities	(37,000)
NET DECREASE IN CASH	(13,887)
CASH – beginning of year	93,384
CASH – end of year	$ 79,497

 The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Clayton, Williams & Sherwood Investments (the "Company") is a California corporation organized on September 30, 1988. The Company was organized to sell interests in limited partnerships that invest in real estate activities. The Company received approval from the National Association of Securities Dealers now known as Financial Industry Regulatory Agency ("FINRA") to operate as a broker and dealer as of June 12, 1989. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers and does not carry any accounts on behalf of or for the benefit of customers.

On January 1, 2010, the Company entered into an Expense Sharing Agreement ("the Agreement") with CWS Apartment Homes LLC, a Delaware limited liability company ("CWS Apartments") and Steven J. Sherwood, an individual ("Stockholder"), in which the Company and CWS Apartments agreed to share expenses that jointly benefit both the Company and CWS Apartments. The expenses shall be allocated in a reasonable manner that reflects the related benefits received by each of the Company and CWS Apartments. In connection with this Agreement, CWS Apartments also agreed to pay to the Company an asset management fee equal to the benefit accruing to CWS Apartments as a result of the Company's business efforts. Such asset management fee will be determined from time to time in good faith by both parties. During the year ended July 31, 2014, such fees amounted to $951,582. As of July 31, 2014, the amounts due to and due from CWS Apartments were $62,992, respectively. Additionally, the Stockholder agreed that, from time to time, will provide the Company sufficient operating capital to (a) allow the Company to pay its ongoing administrative expenses and (b) insure that the Company meets all applicable minimum net capital requirements.

The accompanying financial statements have been prepared assuming the Company will continue in its present form. If the Stockholder does not continue to provide sufficient capital as required or if the Company fails to generate sufficient liquidity through its revenue generating activities, the future operations of the Company may be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. Cash primarily consists of interest-bearing and noninterest-bearing demand deposit accounts. The Company had no cash equivalents as of July 31, 2014.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of July 31, 2014.

During 2014, all revenues of the Company were received from CWS Apartment in accordance with the Agreement discussed in Note 1.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments including cash and accounts payable and accrued liabilities approximate their fair value as of July 31, 2014, based on their relatively short-term nature. In the opinion of management, the fair value of payables to and receivables from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended July 31, 2014 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes asset management fees in accordance with the Agreement discussed in Note 1 when such fees are earned and the related services are performed.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

The Company has adopted a policy for accounting for uncertainty in income taxes. The Company's policy prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This policy also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of the Company's policy for accounting for uncertainty in income taxes did not result in any adjustment to the Company's beginning tax positions. As of July 31, 2014, the Company did not have any unrecognized tax benefits.

Subsequent Events

Management has evaluated subsequent events through September 26, 2014, which is the date the financial statements were issued.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of

3. REGULATORY REQUIREMENTS (continued)

aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of July 31, 2014, the Company had net capital of $56,389, as defined, which was $50,649 in excess of its required minimum required net capital of $5,740. The Company's aggregate indebtedness to net capital ratio as of July 31, 2014 was approximately 1.52-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or hold funds or securities of customers exemption report. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value. At inception, two principal officers of the Company each purchased 400 shares of common stock for $4,000 each. From inception through the year ended July 31, 2014, these stockholders have made net contributions of $402,909 to additional paid-in capital.

5. RELATED PARTY TRANSACTIONS

In connection with the Agreement discussed in Note 1, the Company received asset management fees in the amount of $951,852 during the year ended July 31, 2014. In addition, CWS Apartments allocated $157,397 of professional fees, $714,961 of general and administrative, $28,113 of licenses and fees, and $33,677 of other nonoperating expenses to the Company for the year ended July 31, 2014. Such amounts are included in the accompanying statement of income.

6. INCOME TAXES

During the year ended July 31, 2014, the Company paid $800 for California franchise taxes. Such amount is included in other nonoperating expenses in the accompanying statements of income.

As of July 31, 2014, the Company had a deferred tax asset of approximately $55,000 related to net operating loss carryforwards, which has been entirely offset by a valuation allowance.

6. INCOME TAXES (continued)

The Company has recorded a valuation allowance equal to its net deferred tax assets. The Company believes that the valuation allowance is necessary as it is more likely than not that the net deferred tax assets will not be realized in the foreseeable future because of uncertainties relating to future taxable income, in terms of both its timing and its sufficiency, which would enable the Company to realize the deferred tax assets.

As of July 31, 2014, the Company has net operating loss carryforwards of approximately $220,000 and $168,000 for federal and California income tax purposes, respectively, which may be used to offset future taxable income. These loss carryforwards expire at various times through 2030, if not fully utilized by then. Utilization is dependent on generating sufficient taxable income prior to expiration of the tax loss carryforward.

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations too many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. No such examinations by taxing authorities are presently in process.

SUPPLEMENTARY INFORMATION

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
July 31, 2014

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 56,389
Less: None-Allowable Assets	–
Net Capital	$ 56,389
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 5,740
Minimum dollar net capital required for reporting broker/dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,740
Excess net capital (regulatory net capital less net capital requirement)	$ 50,649
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 86,100
Ratio of aggregate indebtedness to net capital	1.52-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$ 56,389
Audit adjustments	–
Audited net capital	$ 56,389

There are no differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 for the year ended July 31, 2014.

EXEMPTION REPORT

squarmilner
Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Clayton Williams Sherwood Investments

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Clayton Williams Sherwood Investments (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provision") and (b) the Company, stated that it met the identified exemption provisions from June 1, 2014, the date for which these rules became effective, through July 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clayton Williams Sherwood Investment's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SQUAR MILNER PETERSON MIRANDA WILLIAMSON LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
September 26, 2014

CWS

INVESTMENTS

MEMBER FINRA, SIPC

15c3-3 Exemption Report

For the period of 06/01/2014 to 07/31/2014

Background

On July 30th, 2013 the U.S. Securities and Exchange Commission (the "Commission") amended certain reporting, audit, and notification requirements for broker-dealers registered with the Commission. Among other things, under the amendments, broker-dealers must file one of two new reports with the Commission annually – either a compliance report if the broker-dealer did not claim it was exempt from Rule 15c3-3 under the Securities Exchange act of 1934 ("Exchange Act") through the broker-dealer's fiscal year or an exemption report if the broker-dealer did claim it was exempt from Rule 15c3-3 throughout the fiscal year. A broker-dealer must file with the exemption report a report prepared by its independent public accountant based on a review of the exemption report. The examination and review, as well as the audit of the financial statements, must be conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). This report was created to ensure Clayton, Williams & Sherwood Investments, a California Corporation registered with the SEC as a broker dealer ("CWS Investments" or "CWSI") remains compliant with SEC requirements.

1). Exemption Provision Statement

Under which provision(s) in paragraph (k) of Rule 15c3-3 did CWS Investments claim an exemption from Rule 15c3-3?

Firm Response: Per its FINRA membership agreement, CWS Investments operates pursuant to SEC Rule 15c3-3(k)(2)(i). The firm does not hold customer funds or keep customer securities. CWS investments promptly transmits its customer's checks to an escrow bank account (currently agreements are established with Wilmington Trust). The checks are sent via a secure method (FedEx delivery) and tracked on the firm's checks received and forwarded blotters. Customer wires are processed directly with the bank and have no CWSI involvement.

2). Exemption Compliance

	Yes	No
Did CWSI meet the identified exemption provision throughout the most recent two months ending July 31st, 2014 without exception?	☒	☐*

*if exceptions existed complete item 3 below

3). Exception Details	
Nature of exception	**Date exception occurred**
I. None / not applicable	**N/A**
II. None / not applicable	**N/A**
III. None / not applicable	**N/A**

Acknowledgement	
The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP hereby confirm the representations described above.	
Signature of CEO or authorized executive: [signature] **Date** 9/26/14	**Signature of FINOP:** [signature] **Date** 9-26-14
Printed name: Gary Carnell	**Printed Name:** MARK RUGGLES

AGREED-UPON PROCEDURES

squarmilner
Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders
Clayton, Williams & Sherwood Investments

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended July 31, 2014, which were agreed to by Clayton, Williams & Sherwood Investments (the "Company"), the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended July 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the year ended July 31, 2014, noting no differences.
3. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
September 26, 2014